SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NEW BRUNSWICK SCIENTIFIC CO., INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

642876106
(CUSIP Number)

Lothar Hartmann Vice President, Finance and CFO Eppendorf Incorporated 1 Cantiague Road, P.O. Box 1019 Westbury, NY 11590-0207 (516) 515-2250
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf Incorporated 11-3521426
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC, OO, BK
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 100 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100 shares of Common Stock
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 100%
14.		Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eppendorf AG 00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 100 shares of Common Stock
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 100 shares of Common Stock
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 to Schedule 13D with respect to the common stock of New Brunswick Scientific Co., Inc., a New Jersey corporation (the “Issuer”), is being filed on behalf of the Reporting Persons to amend the Schedule 13D originally filed on July 20, 2007.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in said Schedule 13D.

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety to read as follows:

The class of equity securities to which this statement relates are 100 shares of common stock, no par value (the “Common Stock”), of the Issuer. The principal executive offices of the Issuer are located at 44 Talmadge Road, Edison, NJ 08818-4005.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to read as follows:

The Agreement and Plan of Merger described in Item 4 of this amendment to Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Eppendorf Inc, Edison Merger Corp., a wholly-owned subsidiary of Eppendorf Inc (“Merger Sub”), and the Issuer.  The merger of Merger Sub with and into the Issuer pursuant to the Merger Agreement (as defined) was consummated on September 24, 2007.  The purchase price for the New Brunswick Scientific Co., Inc. Common Stock acquired in the merger was $11.50 in cash, without interest, per share, or approximately $110 million in the aggregate.  Such purchase price was funded through a combination of internally generated funds of Eppendorf Inc and Eppendorf AG and bank debt.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following in the appropriate places, as follows:

(a)-(b)      On July 10, 2007, Eppendorf Inc, Merger Sub and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Eppendorf Inc, upon the terms and subject to the conditions set forth in the Merger Agreement.  On September 24, 2007, the Merger occurred and the Issuer issued a press release announcing the consummation of the Merger.  A copy of the press release is filed herewith as Exhibit 4 and is incorporated herein by reference.  A copy of the Merger Agreement was included as Exhibit 2 to the Schedule 13D filed by the Reporting Persons on July 20, 2007.  The description of the Merger Agreement contained herein is qualified in its entirety by reference to such Exhibit 2, which is incorporated herein by reference.

(d)           As a result of the Merger and pursuant to the terms of the Merger Agreement, effective September 24, 2007, the Board of Directors of the Issuer was replaced by representatives of Merger Sub.

(e)           As a result of the Merger, effective September 24, 2007, the number of shares of Common Stock that the Issuer is authorized to issue is 1,000.

(g)           Pursuant to the terms of Merger Agreement, upon consummation of the Merger, the Certificate of Incorporation and Bylaws of the Issuer were amended.  Under the Amended and Restated Certificate of Incorporation, the total number of shares of stock which the Issuer has the authority to issue is 1,000 shares of Common Stock.

(h)           Upon consummation of the Merger, the Common Stock was delisted from, and is no longer quoted on, the Nasdaq Global Market.

(i)           Upon consummation of the Merger, the Common Stock is now eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented to add the following in the appropriate places, as follows:

(a)           Eppendorf Inc has acquired and, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, the Reporting Persons beneficially own 100 shares of New Brunswick Scientific Co., Inc. Common Stock, representing all of the outstanding Common Stock of the Issuer (the “Shares”).

(b)           The Reporting Persons have sole power to vote and to dispose of 100% of the Shares.

(c)           As a result of the Merger and pursuant to the terms of the Merger Agreement, the Reporting Persons now beneficially own all of the Shares.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
4	Press release dated September 24, 2007 issued by New Brunswick Scientific Co., Inc.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: September 24th, 2007

EPPENDORF INCORPORATED

By:	/s/ Martin Farb
Name:	Martin Farb
Title:	Board Member,
President and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth herein is true, complete and correct.

Dated: September 24th, 2007

EPPENDORF AG

By:	/s/ Klaus Fink
Name:	Klaus Fink
Title:	Management Board Member,
President and Chief Executive Officer

By:	/s/ Detmar Ammermann
Name:	Detmar Ammermann
Title:	Management Board Member,
Chief Financial Officer